UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

OR

           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number 000-06217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTEL 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTEL CORPORATION
2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95054-1549

Intel 401(k) Savings Plan
Financial Statements and
Supplemental Schedule
As of December 31, 2012 and 2011, and
for the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm
The Retirement Plans Administrative Committee
Intel 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of Intel 401(k) Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Intel 401(k) Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
San Jose, California
June 14, 2013

Intel 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Value of interest in master trust investment accounts	$3,810,259,874	$3,365,735,538
Investments	2,040,175,492	1,631,019,494

Receivables:
Notes receivable from participants	79,894,430	71,528,717
Interest and dividends receivable	57	51
Receivable from brokers for securities sold	593,465	398,688
Employee contributions receivable	352,690	118,017
Employer discretionary contributions receivable	15,991,107	2,725,556
Total receivables	96,831,749	74,771,029
Total assets	5,947,267,115	5,071,526,061

Liabilities
Due to brokers for securities purchased	2,145,824	819,765
Total liabilities	2,145,824	819,765
Net assets reflecting investments at fair value	5,945,121,291	5,070,706,296
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	(13,882,163)	(7,961,502)
Net assets available for benefits	$5,931,239,128	$5,062,744,794
See accompanying notes.

Intel 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to (deductions from) net assets attributed to:
Employee contributions	$516,406,638
Employer discretionary contributions	15,991,107
Interest and dividend income	69,836,677
Net investment income from participation in master trust investment accounts	345,561,090
Net realized and unrealized appreciation in fair value of investments	94,774,897
Benefits paid to participants and participant withdrawals	(173,322,541)
Administrative fees	(345,091)
Transfers to other plan	(408,443)
Net increase	868,494,334

Net assets available for benefits:
Beginning of year	5,062,744,794
End of year	$5,931,239,128
See accompanying notes.

Intel 401(k) Savings Plan
Notes to Financial Statements
December 31, 2012

1. Description of the Plan
The following description of the Intel 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions. The plan document contains the definitive legal provisions governing the Plan.
General
The Plan is a defined contribution plan covering all eligible U.S. employees of Intel Corporation (the Company). Eligible employees may participate in the Plan at any time on or after their date of hire. All employees who become eligible to participate are automatically enrolled in the Plan unless they make an affirmative election not to participate. Employees hired on or after January 1, 2011 but prior to January 1, 2013 were automatically enrolled at a pretax contribution rate of 3% of regular pay with this amount increasing by 1% each April 1 of each successive plan year to a maximum of 10% of regular pay. Employees hired on or after January 1, 2013 are automatically enrolled at a pretax contribution rate of 6% of regular pay with this amount increasing by 2% each April 1 of each successive plan year to a maximum of 16% of regular pay. Contributions for participants who are automatically enrolled are deposited in the appropriate Target Date Fund, which invests in varying percentages of master trust investment accounts based on the participants' ages. Employee contributions are subject to the limitations as set forth in the plan document.
As of January 1, 2011 (the effective date), the Company closed the Intel Minimum Pension Plan (the Intel Pension Plan) and the Intel Retirement Contribution Plan (the Intel Contribution Plan) to employees hired on or after the effective date. Employees hired on or after the effective date will receive an annual contribution, the Discretionary Intel Contribution, in their Discretionary Intel Contribution Account.
The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Trustee
State Street Bank and Trust Company (State Street) is the trustee for the Plan and the Intel Corporation Retirement Plans Master Trust (the Master Trust) and held all investments of the Plan and the Master Trust directly or through a sub-trust for which Fidelity Management Trust Company is the sub-trustee.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Administration of the Plan
The Company’s Finance Committee appoints the members of the Retirement Plans Administrative Committee (RPAC) and the Investment Policy Committee (IPC). The RPAC is the fiduciary responsible for the general operation and administration of the Plan. The IPC is the fiduciary responsible for the management and control of Plan assets. The Company is the plan sponsor, as defined by ERISA. Fidelity Workspace Services LLC is the Plan’s record keeper.
Contributions and Participant Accounts
Participant Contributions
Participants may make pretax contributions, after-tax Roth 401(k) contributions, or a combination of both, up to 50% of their annual eligible compensation, provided the amounts do not exceed the annual Internal Revenue Service (IRS) limits. Such contributions are withheld by the Company from each participant’s compensation and deposited in the appropriate investment option in accordance with the participant’s directives. Participants who are 50 years of age or older by the end of a particular plan year are eligible to contribute an additional portion of their annual compensation as catch-up contributions, up to the annual IRS limit. Participants can elect to invest in any combination of the available investment options offered under the Plan, in addition to mutual funds and exchange-traded funds available through a self-directed brokerage account. However, participants may not elect to invest more than 20% of their account in the Intel Stock Fund. Participants may change their investment elections daily.
Company Contributions
For eligible participants, the Plan provides for the Company, at its discretion, to make an annual contribution to their Discretionary Intel Contribution Account, subject to certain limitations of the Code. Amounts to be contributed are determined by the Chief Executive Officer of the Company under delegation from the Board of Directors, pursuant to the terms of the Plan.
Generally, only eligible participants employed by the Company on the last day of the plan year and who have completed one year of service as defined by the plan document are eligible to receive the Company contribution, except in the event of death, job elimination, divestiture, total and permanent disability, or attainment of the normal or early retirement date occurring during the plan year. Participants have authority over the investment allocation of Company contributions.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Participant Accounts
Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:

•	Biweekly or semimonthly for participant contributions.

•	Daily for a pro rata share of investment income or losses on the Plan’s investments based on the ratio that each participant’s account bears to the total of all such accounts.

•
Annual discretionary employer contributions to the Discretionary Intel Contribution Account are allocated at the end of each calendar year in the ratio that each participant’s adjusted compensation for the plan year bears to the total adjusted compensation of all participants eligible for a contribution for that plan year. The adjusted compensation of a participant equals the participant’s current year eligible compensation, as defined in the plan document.

Employee Stock Ownership Plan (ESOP)
Under the terms of the Plan, the Intel Stock Fund is an ESOP in accordance with Code Section 4975(e)(7). As such, participants will have the option to receive dividends on their shares of stock held in the Intel Stock Fund distributed in cash or reinvested within the Intel Stock Fund.
Vesting
Participants are immediately 100% vested with respect to employee contributions and related earnings.
Participants vest in the discretionary employer contributions to their Discretionary Intel Contribution Account and related earnings according to the following schedule:

Years of Service	Vesting

Fewer than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

The value of each participant’s account becomes 100% vested when the participant reaches age 60, upon death, or upon total and permanent disability. In addition, the value of each participant’s account may also become 100% vested upon job elimination or upon termination of employment

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

due to a divestiture. For participants who withdrew from the Plan during 2012, unvested account balances of approximately $48,000 were forfeited during the year ended December 31, 2012. The Company took these forfeited amounts into account in determining its contribution for 2012.
Payment of Benefits
Participants are eligible for a distribution of plan benefits upon termination of service, whether by disability, retirement, death or leaving the Company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from the employee contribution portion of their plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution, monthly annuity payments, partial distribution (not available to beneficiaries), or may request that the Plan make a direct transfer to another eligible retirement plan.
Participants who elect monthly annuity payments will have the balance of their accounts transferred to the Intel Pension Plan. An annuity is paid to those participants based on the value of their plan accounts in accordance with the terms of the two plans. There were transfers under this option of $408,443 for the year ended December 31, 2012.
Notes Receivable From Participants
Active participants are permitted to obtain loans of up to 50% of their vested account balances in the Plan up to a maximum of $50,000 when combined with all other loans from this Plan and the Intel Contribution Plan. No more than two loans may be outstanding at any time. Participants’ account balances secure their loans. The interest rate on these loans is based on the prime rate plus 1% as reported by Reuters on the last business day of each month. Loan provisions are established by the RPAC and administered by the record keeper.
Participants may choose to obtain loans from either this Plan or the Intel Contribution Plan. Repayments of loans are transferred to the participants’ Plan and Intel Contribution Plan accounts in the ratio in which their accounts provided funding for the loan. Participant loans are classified as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. The interest earned on these loans is included with interest and dividend income on the statement of changes in net assets available for benefits.
Administrative Expenses
A portion of the expenses for administration of the Plan is paid from asset-based credits received from certain mutual funds. Any remaining administrative expenses are paid by the Company.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).
Investment Valuation
A portion of the investments of the Plan is held in the Master Trust, which consists of the assets of the Plan, the Intel Contribution Plan, and the Intel Pension Plan. The Master Trust includes multiple master trust investment accounts, in which different combinations of the above-mentioned plans invest. Each participating plan shares in the assets and earnings of the master trust investment accounts based on its respective interest in each master trust investment account. In 2012 and 2011, the Plan participated in all nine master trust accounts. See Note 3, "Master Trust Investment Accounts," for the details of the investments held and investment income of the master trust investment accounts. The investments and activities of each master trust investment account are specified; however, not all of the master trust investment accounts will engage in all of the investments or activities described.
The Plan, either directly or through investments in master trust investment accounts, holds investments in registered mutual funds, common collective trust funds, equity securities, exchange-traded funds, fixed-income debt instruments, derivative financial instruments, marketable limited partnerships or corporations, securities lending collateral, and non-marketable limited partnerships, all of which are stated at fair value as of the last day of the plan year. The fair value for securities traded on a national securities exchange or over-the-counter market is determined using the last reported sales price as of the valuation date. Registered mutual funds are valued at quoted market prices that represent the net asset values of shares held at year-end. Participation units in common collective trust funds are stated at their unit price based on the fair values of the underlying assets in the common collective trust funds on the last business day of the plan year. Marketable limited partnerships and corporations are valued at their unit price based on the fair value of the underlying assets in the partnership or corporation. Non-marketable limited partnerships are valued at their unit price, or equivalent, based on the fair value of the underlying assets in the partnership.
The Global Bond Fund may engage in repurchase agreement transactions. Under the terms of a repurchase agreement, the Global Bond Fund takes possession of an underlying fixed-income debt instrument (collateral) subject to an obligation of the seller to repurchase, and the Global Bond Fund to resell, the fixed-income debt instrument at an agreed-upon price and date in the future. Fixed-income debt instruments purchased under repurchase agreements are reflected as assets and the obligations to resell as liabilities. The market value of the collateral must be equal to or exceed the total amount of the repurchase obligations, including interest. Generally, in the event of counterparty default, the Global Bond Fund has the right to use the collateral to offset losses incurred.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The Global Bond Fund may purchase or sell securities on a delayed-delivery or when-issued basis. These transactions involve a commitment by the Global Bond Fund to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement period. When purchasing a security, the Global Bond Fund assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations. The Global Bond Fund may dispose of, or renegotiate delivery of, the security after entering into the transaction and may sell the security before it is delivered, which may result in a realized gain or loss. When the Global Bond Fund has sold a security on a delayed-delivery basis, the Global Bond Fund does not participate in future gains and losses with respect to the security.
The Global Bond Fund may enter into short-sale transactions. A short sale is a transaction in which the Global Bond Fund sells securities it borrows in anticipation of a decline in the market price of the securities and subsequently repurchases the securities. Securities sold in short-sale transactions are reflected as a liability. The Global Bond Fund is obligated to deliver securities at the market price at the date the short position is closed. Possible losses from short sales may be unlimited, whereas losses from purchases cannot exceed the total amount invested.
Within the Stable Value Fund, traditional guaranteed investment contracts (GICs) and variable synthetic (VS) GICs are stated at fair value, computed using discounted cash flows. Fixed-maturity synthetic (FMS) GICs, constant-duration synthetic (CDS) GICs and pooled separate account (PSA) GICs held in the Stable Value Fund are also stated at fair value. For FMS GICs and CDS GICs, this includes a value for the underlying assets held plus a value for the wrap contracts related to the investment. The fair value of the underlying assets held is determined by either security market prices or the net asset value, as in the case of the PSA GICs. The wrap contract valuations are stated at fair value based on a replacement cost determined by BNY Mellon Cash Investment Strategies, a division of The Dreyfus Corporation (BNY Mellon) and the Stable Value Fund’s investment manager. The Stable Value Fund is allocated to the Plan and the Intel Contribution Plan based on each plans’ proportionate share of the underlying assets.
Investment contracts held by a defined contribution plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the cost plus contributions made under the contracts plus interest at the contract rates, less withdrawals and administrative expenses. The statements of net assets available for benefits present the fair value of the investment in the Stable Value Fund, as well as the adjustment from fair value to contract value, for the Plan’s proportionate share of fully benefit-responsive investment contracts within the Stable Value Fund. The statement of changes in net assets available for benefits is prepared on a contract-value basis.
Income Recognition
Net investment income includes the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments. Unrealized appreciation (depreciation)

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

is calculated as the difference between the fair value of investments at the beginning and the end of the year for investments held the entire year, and the difference between the purchase price and the fair value of investments at the end of the year for investments acquired during the year.
Investment transactions are recognized as of their trade dates. Interest is accrued daily; dividends are accrued on the ex-dividend date.
Benefit Payments
Benefits are recorded when paid.
Contributions
Participant contributions are accrued when the participants’ salary deferrals are withheld. Company contributions are accrued in the period in which they become obligations of the Company, pursuant to the terms of the plan document.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management’s estimates.
Accounting Changes
2012
In 2012, the Plan adopted a new standard that required additional fair value disclosures. For assets and liabilities categorized as Level 3 and recognized at fair value, the standard required additional disclosures around the unobservable inputs as well as the valuation processes used by the entity. The adoption of this standard did not have a significant impact on the Plan’s financial statements.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Master Trust Investment Accounts
Most of the Plan’s investments are held in master trust investment accounts.
The value of the Plan’s interest in the master trust investment accounts included in the statements of net assets available for benefits represents the following percentages of the net assets available for benefits of the asset class master trust investment accounts:

	December 31
	2012	2011

U.S. Large Cap Stock Fund	44.5%	45.1%
International Stock Fund	49.0	48.1
Global Bond Fund	18.9	17.3
U.S. Small Cap Stock Fund	58.9	54.2
Stable Value Fund	78.8	79.7
Alternative Investments Fund	0.4	0.4
Emerging Markets Fund	41.8	43.2
Hedge Fund	35.1	36.6
Commodities Fund	41.0	36.9

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following table presents the net assets available for benefits of the nine master trust investment accounts as of December 31, 2012:

	U.S. Large Cap	International	Global	U.S. Small Cap	Stable	Alternative Investments	Hedge	Commodities	Emerging Markets
Assets	Stock Fund	Stock Fund	Bond Fund	Stock Fund	Value Fund	Fund	Fund	Fund	Fund	Total
Cash	$—	$18,138	$22,446,112	$—	$—	$—	$—	$—	$121	$22,464,371
Interest-bearing cash	—	—	—	—	40,486,783	—	—	—	—	40,486,783
Common collective trust funds	1,116,601,598	501,163,572	53,320,931	16,659,606	462,574,312	5,576,021	476,945	150,803,164	1,111,754,859	3,418,931,008
U.S. corporate bonds	—	14,752,445	551,909,171	—	3,787,848	—	—	—	—	570,449,464
International corporate bonds	—	26,860,827	170,269,194	—	—	—	—	—	—	197,130,021
U.S. government bonds	—	—	553,383,599	—	117,210	—	—	—	—	553,500,809
International government bonds	—	25,955,006	318,888,863	—	—	—	—	—	—	344,843,869
Municipal bonds	—	—	35,055,935	—	—	—	—	—	—	35,055,935
Mortgage-backed securities	—	—	66,531,993	—	4,355,426	—	—	—	—	70,887,419
Collateralized debt obligations	—	—	221,914,019	—	2,594,828	—	—	—	—	224,508,847
Mutual funds	617,595,727	—	—	—	—	—	—	—	—	617,595,727
Exchange-traded fund	—	—	—	150,978,544	—	—	—	—	—	150,978,544
U.S. corporate stocks	—	254,739,273	—	98,826,334	—	—	—	—	—	353,565,607
International corporate stocks	—	453,810,909	—	4,442,265	—	—	—	—	—	458,253,174
Preferred stocks	—	6,324,993	4,221,002	—	—	—	—	—	—	10,545,995
Traditional guaranteed investment contracts	—	—	—	—	22,997,032	—	—	—	—	22,997,032
Pooled separate accounts	—	—	—	—	92,191,129	—	—	—	—	92,191,129
Other receivables	50	2,354,791	16,803,379	47,073	30,092	527	320	17	25	19,236,274
Receivable from brokers for securities sold	627,254	671,754	—	—	—	—	20,537,569	—	345,784	22,182,361
Receivable for investments sold on a delayed-delivery basis	—	—	375,817,689	—	—	—	—	—	—	375,817,689
Wrap contracts	—	—	—	—	100,164	—	—	—	—	100,164
Derivative assets	—	1,040,488	4,583,940	—	—	—	—	—	—	5,624,428
Marketable limited partnerships and corporations	—	—	—	—	—	—	2,131,667,642	229,422,567	—	2,361,090,209
Non-marketable limited partnerships	—	—	—	—	—	478,878,481	—	—	—	478,878,481
Investments of securities lending collateral [1]	—	30,813,413	103,693,246	197,096,964	—	—	—	—	—	331,603,623
Total assets, fair value	$1,734,824,629	$1,318,505,609	$2,498,839,073	$468,050,786	$629,234,824	$484,455,029	$2,152,682,476	$380,225,748	$1,112,100,789	$10,778,918,963

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

	U.S. Large Cap	International	Global	U.S. Small Cap	Stable	Alternative Investments	Hedge	Commodities	Emerging Markets
	Stock Fund	Stock Fund	Bond Fund	Stock Fund	Value Fund	Fund	Fund	Fund	Fund	Total
Liabilities
Accrued administrative fees	$94,739	$1,867,327	$9,806,390	$609,633	$270,571	$74,748	$27,267	$412,683	$935,071	$14,098,429
Payable to brokers for securities purchased	3,469	603,456	—	165,844	—	—	—	—	8,238	781,007
Other payables	—	—	1,508,535	—	—	—	—	—	—	1,508,535
Payable for investments sold on a delayed-delivery basis	—	—	359,258,746	—	—	—	—	—	—	359,258,746
Payable to brokers for collateral on deposit	—	—	4,061,000	—	—	—	—	—	—	4,061,000
Derivative liabilities	—	4,173,479	14,933,077	—	—	—	—	—	—	19,106,556
Payable for securities lending collateral	—	31,490,847	105,972,944	198,111,057	—	—	—	—	—	335,574,848
Total liabilities, at fair value	98,208	38,135,109	495,540,692	198,886,534	270,571	74,748	27,267	412,683	943,309	734,389,121
Net assets available for benefits, at fair value	1,734,726,421	1,280,370,500	2,003,298,381	269,164,252	628,964,253	484,380,281	2,152,655,209	379,813,065	1,111,157,480	10,044,529,842
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held	—	—	—	—	(17,616,958)	—	—	—	—	(17,616,958)
Net assets available for benefits	$1,734,726,421	$1,280,370,500	$2,003,298,381	$269,164,252	$611,347,295	$484,380,281	$2,152,655,209	$379,813,065	$1,111,157,480	$10,026,912,884

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following table presents the net assets available for benefits of the nine master trust investment accounts as of December 31, 2011. As a result of further analysis of the master trust financial instruments, approximately $20.6 million of collateralized debt obligations that were previously reported as U.S. corporate bond investments at December 31, 2011 have been reclassified. This revision in the disclosed classification had no effect on the reported fair values of these instruments or on the Plan's financial statements.

Assets	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Total
Cash	$69,300	$3,494,889	$23,740,072	$—	$—	$—	$—	$—	$20,000,121	$47,304,382
Common collective trust funds	929,350,192	446,978,958	178,872,790	22,809,839	504,958,497	3,263,537	11,117,287	157,957,264	943,324,999	3,198,633,363
U.S. corporate bonds	—	15,076,105	360,272,460	—	3,943,530	—	—	—	—	379,292,095
International corporate bonds	—	18,394,583	129,545,896	—	—	—	—	—	—	147,940,479
U.S. government bonds	—	—	709,663,293	—	9,578,447	—	—	—	—	719,241,740
International government bonds	—	26,633,269	372,257,257	—	—	—	—	—	—	398,890,526
Municipal bonds	—	—	25,054,988	—	—	—	—	—	—	25,054,988
Mortgage-backed securities	—	—	73,513,689	—	6,790,739	—	—	—	—	80,304,428
Collateralized debt obligations	—	—	221,279,722	—	5,869,523	—	—	—	—	227,149,245
Other fixed-income debt instruments	—	—	—	2,876,525	—	—	—	—	—	2,876,525
Mutual funds	482,444,234	—	—	—	—	—	—	—	—	482,444,234
Exchange-traded fund	—	—	—	72,338,486	—	—	—	—	—	72,338,486
U.S. corporate stocks	13,296	191,193,978	—	118,949,407	—	—	—	—	—	310,156,681
International corporate stocks	—	422,069,552	—	43,286,018	—	—	—	—	—	465,355,570
Preferred stocks	—	6,227,455	3,072,335	—	—	—	—	—	—	9,299,790
Traditional guaranteed investment contracts	—	—	—	—	4,873,301	—	—	—	—	4,873,301
Pooled separate accounts	—	—	—	—	60,258,127	—	—	—	—	60,258,127
Other receivables	27	2,238,734	15,374,059	189,653	112,644	387	562	22	31	17,916,119
Receivable from brokers for securities sold	947,653	2,442,071	—	77,747	—	—	11,041,676	178,294	336,501	15,023,942
Receivable for investments sold on a delayed-delivery basis	—	—	165,128,283	—	—	—	—	—	—	165,128,283
Wrap contracts	—	—	—	—	54,788	—	—	—	—	54,788
Derivative assets	—	2,789,435	18,239,748	—	—	—	—	—	—	21,029,183
Marketable limited partnerships and corporations	—	—	—	—	—	—	1,848,898,080	227,543,836	—	2,076,441,916
Non-marketable limited partnerships	—	—	—	—	—	345,136,833	—	—	—	345,136,833
Investments of securities lending collateral [1]	—	87,080,668	108,565,798	108,630,421	—	—	—	—	—	304,276,887
Total assets, fair value	$1,412,824,702	$1,224,619,697	$2,404,580,390	$369,158,096	$596,439,596	$348,400,757	$1,871,057,605	$385,679,416	$963,661,652	$9,576,421,911

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

	U.S. Large Cap	International	Global	U.S. Small Cap	Stable	Alternative Investments	Hedge	Commodities	Emerging Markets
	Stock Fund	Stock Fund	Bond Fund	Stock Fund	Value Fund	Fund	Fund	Fund	Fund	Total
Liabilities
Accrued administrative fees	$74,324	$1,510,040	$5,710,639	$384,779	$318,534	$434,818	$28,961	$216,208	$740,101	$9,418,404
Other payables	—	—	831,255	—	—	—	—	—	—	831,255
Payable to brokers for securities purchased	—	72,440	—	1,586,247	—	—	—	—	20,000,000	21,658,687
Payable for investments sold on a delayed-delivery basis	—	—	228,516,431	—	—	—	—	—	—	228,516,431
Payable to brokers for collateral on deposit	—	—	6,067,557	—	—	—	—	—	—	6,067,557
Derivative liabilities	—	885,534	23,991,083	—	—	—	—	—	—	24,876,617
Securities sold, not yet purchased	—	—	105,637,108	—	—	—	—	—	—	105,637,108
Payable for securities lending collateral	—	89,116,208	111,103,560	109,461,576	—	—	—	—	—	309,681,344
Total liabilities, at fair value	74,324	91,584,222	481,857,633	111,432,602	318,534	434,818	28,961	216,208	20,740,101	706,687,403
Net assets available for benefits, at fair value	1,412,750,378	1,133,035,475	1,922,722,757	257,725,494	596,121,062	347,965,939	1,871,028,644	385,463,208	942,921,551	8,869,734,508
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held	—	—	—	—	(9,989,337)	—	—	—	—	(9,989,337)
Net assets available for benefits	$1,412,750,378	$1,133,035,475	$1,922,722,757	$257,725,494	$586,131,725	$347,965,939	$1,871,028,644	$385,463,208	$942,921,551	$8,859,745,171

1 The balances at December 31, 2012 and December 31, 2011 were related to cash collateral received in connection with the securities lending program, the majority of which was invested in money market funds. See Note 9, "Securities Lending," for further discussion on this program.

The following is a summary of the net investment income (loss) in the master trust investment accounts for the year ended December 31, 2012:

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Total

Net realized and unrealized appreciation (depreciation) in fair value of investments	$152,266,708	$152,205,667	$84,525,454	$18,403,865	$11,801,522	$54,200,409	$142,966,597	$(59,644)	$183,851,328	$800,161,906
Interest and dividends	59,876,936	21,294,004	69,463,606	5,517,313	1,482,293	6,031	5,318	234	898	157,646,633
Administrative fees	(290,653)	(7,752,965)	(12,083,433)	(1,685,438)	(1,121,267)	(2,464,812)	(530,598)	(304,809)	(1,282,200)	(27,516,175)
Net investment income (loss)	$211,852,991	$165,746,706	$141,905,627	$22,235,740	$12,162,548	$51,741,628	$142,441,317	$(364,219)	$182,570,026	$930,292,364

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following is a summary of the net realized and unrealized appreciation (depreciation) in fair value of investments by major investment type in the master trust investment accounts for the year ended December 31, 2012:

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets	Total
Common collective trust funds	$146,991,570	$64,927,408	$—	$—	$11,921,294	$—	$—	$—	$183,851,328	$407,691,600
Corporate bonds	—	15,175,528	49,387,561	—	—	—	—	—	—	64,563,089
Government bonds	—	—	24,134,526	—	—	—	—	—	—	24,134,526
Asset-backed securities	—	—	34,536,377	—	(119,772)	—	—	—	—	34,416,605
Registered mutual funds	5,275,138	—	—	—	—	—	—	—	—	5,275,138
Exchange-traded fund	—	—	—	18,244,264	—	—	—	—	—	18,244,264
Corporate stocks	—	87,844,600	—	159,601	—	—	—	—	—	88,004,201
Derivatives	—	(15,741,869)	(23,533,010)	—	—	—	—	—	—	(39,274,879)
Marketable limited partnerships and corporations	—	—	—	—	—	—	142,966,597	(59,644)	—	142,906,953
Non-marketable limited partnerships	—	—	—	—	—	54,200,409	—	—	—	54,200,409
Total net realized and unrealized appreciation (depreciation) in fair value of investments	$152,266,708	$152,205,667	$84,525,454	$18,403,865	$11,801,522	$54,200,409	$142,966,597	$(59,644)	$183,851,328	$800,161,906
For further fair value information on the assets held in the master trust investment accounts, see the master trust investment accounts fair value disclosure below.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value
The Plan’s and the master trust investment accounts' financial instruments are stated at fair value. Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan and master trust investment accounts consider the principal or most advantageous market in which the Plan and master trust investment accounts would transact, and the Plan and master trust investment accounts also consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, redemption restrictions, and risk of nonperformance.
The Plan’s financial instruments stated at fair value are detailed below, and the fair value of the master trust investment accounts within the Master Trust that the Plan participates in is separately disclosed below the Plan-related disclosures.
Fair Value Hierarchy
The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1. Quoted prices in active markets for identical assets or liabilities.
Level 1 assets and liabilities may include certain of the Plan’s and master trust investment accounts’ marketable fixed-income debt and equity instruments, registered mutual funds, exchange-traded derivative financial instruments, bonds held in the FMS GICs, and exchange-traded funds that are traded in an active market with sufficient volume and frequency of transactions.

•
Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.

Level 2 assets and liabilities may include certain of the Plan’s and master trust investment accounts’ marketable fixed-income debt instruments with quoted market prices that are traded in less active markets or priced using a quoted market price for similar instruments. Level 2 assets also include marketable fixed-income debt instruments priced using non-binding market consensus prices that can be corroborated with observable market data, quoted prices that were adjusted for security-specific restrictions and fixed-income debt instruments, and derivative financial instruments priced using inputs that are observable in the market or can be derived principally from or corroborated with observable market data. Privately negotiated derivatives, also referred to as over the counter (OTC), including currency forward contracts and swap agreements, are valued using observable inputs such as quotations received from the counterparty, dealers, or brokers whenever available and considered reliable. In instances where models are used, the value of the OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument, as well

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

as the availability and reliability of observable inputs. Such inputs may include prepayment rates, rates of estimated credit losses, interest rates, or discount rates and volatilities, and can generally be corroborated by market data and therefore are classified within Level 2 of the fair value hierarchy. Other marketable instruments in this category generally include certain of the Plan’s or master trust investment accounts’ common collective trust funds, registered mutual funds, certain marketable limited partnerships or corporations that are redeemable in the near term, GICs, CDS GICs, VS GICs, and PSA GICs. The non-binding market consensus prices obtained from pricing providers or brokers are based on proprietary valuation models that incorporate a number of inputs, including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and other reference data. Common collective trust funds, registered mutual funds, certain marketable limited partnerships or corporations, and PSA GICs, are valued using the net asset value per share for the investment.

•
Level 3. Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities. Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that were unable to be corroborated with observable market data.

Level 3 assets and liabilities may include certain of the Plan’s and master trust investment accounts’ marketable limited partnerships or corporations that are not redeemable in the near-term, non-marketable limited partnership investments that are not redeemable in the near-term, wrap contracts for the FMS GICs, CDS GICs, and PSA GICs; common collective trust funds with significant redemption restrictions; and fixed-income debt instruments for which values are determined using inputs that are both unobservable and significant to the values of the instruments being measured. The quantitative unobservable inputs for these investments are not readily available and fair value measurements are based on either the net asset value per share for the investment or third-party pricing information without adjustment. As the Company does not have quantitative information about the significant unobservable inputs, the Company is unable to reasonably assess the sensitivity of the fair value measurements to changes of such inputs, or the impacts of any interrelationships between those inputs and other unobservable inputs used in the related fair value measurements. On an annual basis, the Company obtains and reviews pricing policy statements from third-party pricing providers. Based on this review, the Company has concluded that these fair value measurements are developed in accordance with GAAP.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Assets Measured at Fair Value on a Recurring Basis
The Plan’s assets measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2012:

	Fair Value Measurements at Reporting Date Using Inputs Classified as
	Level 1	Level 2	Level 3	Total
Assets
Common collective trust funds:
Fixed-income funds	$—	$37,754,212	$—	$37,754,212
International equity funds	—	108,892,795	—	108,892,795
Company common stock	318,222,297	—	—	318,222,297
Registered mutual funds:
Fixed-income funds	360,374,119	—	—	360,374,119
U.S. large cap equity funds	517,726,917	—	—	517,726,917
U.S. small cap equity funds	208,800,340	—	—	208,800,340
International equity funds	119,798,546	—	—	119,798,546
Equity precious metal funds	34,367,126	—	—	34,367,126
Large cap growth funds	82,517,077	—	—	82,517,077
Other mutual funds	202,520,556	—	—	202,520,556
Exchange-traded funds	49,201,507	—	—	49,201,507
Total assets measured at fair value[1]	$1,893,528,485	$146,647,007	$—	$2,040,175,492

1 For further fair value information on the assets held in the master trust investment accounts, see master trust investment accounts fair value disclosure below.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The Plan’s assets measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2011. Certain amounts in the prior year have been reclassified to conform to the current year presentation.

	Fair Value Measurements at Reporting Date Using Inputs Classified as
	Level 1	Level 2	Level 3	Total
Assets
Common collective trust funds:
Fixed-income funds	$—	$430,162	$—	$430,162
International equity funds	—	75,343,562	—	75,343,562
Company common stock	368,676,269	—	—	368,676,269
Registered mutual funds:
Fixed-income funds	270,313,527	—	—	270,313,527
U.S. large cap equity funds	362,658,769	—	—	362,658,769
U.S. small cap equity funds	160,795,365	—	—	160,795,365
International equity funds	97,083,628	—	—	97,083,628
Equity precious metal funds	39,659,903	—	—	39,659,903
Large cap growth funds	72,831,724	—	—	72,831,724
Other mutual funds	159,878,682	—	—	159,878,682
Exchange-traded funds	23,347,903	—	—	23,347,903
Total assets measured at fair value[1]	$1,555,245,770	$75,773,724	$—	$1,631,019,494

1 For further fair value information on the assets held in the master trust investment accounts, see master trust investment accounts fair value disclosure below.

The Plan did not have any financial liabilities measured at fair value on a recurring basis and did not have any assets or liabilities that are measured at fair value on a nonrecurring basis as of December 31, 2012 and 2011.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2012, for the nine asset class master trust investment accounts:

	Fair Value Measurements at Reporting Date Using Inputs Classified as
	Level 1	Level 2	Level 3	Total
Assets
Interest-bearing cash	$—	40,486,783	$—	$40,486,783
Common collective trust funds:
Emerging markets fund	—	1,111,754,859	—	1,111,754,859
Fixed-income funds	—	638,114,684	—	638,114,684
U.S. large cap equity funds	—	1,116,601,598	—	1,116,601,598
U.S. small cap equity funds	—	8,324,737	—	8,324,737
International equity funds	—	393,331,966	—	393,331,966
Specialty funds	—	150,803,164	—	150,803,164
U.S. corporate bonds	137,787,753	432,661,711	—	570,449,464
International corporate bonds	115,525,332	81,604,689	—	197,130,021
U.S. government bonds	379,749,914	173,750,895	—	553,500,809
International government bonds	283,179,858	61,664,011	—	344,843,869
Municipal bonds	—	35,055,935	—	35,055,935
Mortgage-backed securities	—	—	70,887,419	70,887,419
Collateralized debt obligations	—	—	224,508,847	224,508,847
U.S. large cap equity mutual funds	617,595,727	—	—	617,595,727
Exchange-traded fund	150,978,544	—	—	150,978,544
U.S. corporate stocks	353,565,607	—	—	353,565,607
International corporate stocks	458,253,174	—	—	458,253,174
Preferred stocks	10,545,995	—	—	10,545,995
Traditional guaranteed investment contracts	—	22,997,032	—	22,997,032
Pooled separate accounts	—	92,191,129	—	92,191,129
Receivable from brokers for securities sold	22,182,361	—	—	22,182,361
Receivable for investments sold on a delayed-delivery basis	375,817,689	—	—	375,817,689
Wrap contracts	—	—	100,164	100,164
Derivative assets	771,380	4,853,048	—	5,624,428
Marketable limited partnerships or corporations	—	2,360,092,977	997,232	2,361,090,209
Non-marketable limited partnerships	—	—	478,878,481	478,878,481
Investments of securities lending collateral [1]	—	331,603,623	—	331,603,623
Total assets measured at fair value	$2,905,953,334	$7,055,892,841	$775,372,143	$10,737,218,318

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

	Fair Value Measurements at Reporting Date Using Inputs Classified as
	Level 1	Level 2	Level 3	Total
Liabilities
Payable to brokers for securities purchased	$781,007	$—	$—	$781,007
Payable for investments purchased on a delayed-delivery basis	359,258,746	—	—	359,258,746
Payable to brokers for collateral on deposit	4,061,000	—	—	4,061,000
Derivative liabilities	1,473,035	17,633,521	—	19,106,556
Payable for securities lending collateral	335,574,848	—	—	335,574,848
Total liabilities measured at fair value	$701,148,636	$17,633,521	$—	$718,782,157

During 2012, the Company transferred approximately $292 million of government bonds and corporate bonds from Level 2 to Level 1, primarily based on the increased market activity for the underlying securities. The Plan's policy is to reflect transfers between levels at the beginning of the year in which a change in circumstances resulted in the transfer.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2011, for the nine asset class master trust investment accounts. As a result of further analysis of the master trust financial instruments, approximately $20.6 million of collateralized debt obligations that were previously reported as Level 2 U.S. corporate bond investments at December 31, 2011 have been reclassified to Level 3 investments. This revision in the disclosed classification had no effect on the reported fair values of these instruments or on the Plan's financial statements.

	Fair Value Measurements at Reporting Date Using Inputs Classified as
	Level 1	Level 2	Level 3	Total
Assets
Common collective trust funds:
Emerging markets fund	$—	$943,033,053	$—	$943,033,053
Fixed-income funds	—	762,595,439	—	762,595,439
U.S. large cap equity funds	—	929,069,553	—	929,069,553
U.S. small cap equity funds	—	9,916,400	—	9,916,400
International equity funds	—	396,248,149	—	396,248,149
Specialty funds	—	157,770,769	—	157,770,769
U.S. corporate bonds	—	379,292,095	—	379,292,095
International corporate bonds	—	147,940,479	—	147,940,479
U.S. government bonds	329,560,042	389,681,698	—	719,241,740
International government bonds	—	398,890,526	—	398,890,526
Municipal bonds	—	25,054,988	—	25,054,988
Mortgage-backed securities	—	—	80,304,428	80,304,428
Collateralized debt obligations	—	—	227,149,245	227,149,245
Other fixed-income debt instruments	—	2,876,525	—	2,876,525
U.S. large cap equity mutual funds	482,444,234	—	—	482,444,234
Exchange-traded fund	72,338,486	—	—	72,338,486
U.S. corporate stocks	310,156,681	—	—	310,156,681
International corporate stocks	465,355,570	—	—	465,355,570
Preferred stocks	9,299,790	—	—	9,299,790
Traditional guaranteed investment contracts	—	4,873,301	—	4,873,301
Pooled separate accounts	—	60,258,127	—	60,258,127
Receivable from brokers for securities sold	15,023,942	—	—	15,023,942
Receivable for investments sold on a delayed-delivery basis	165,128,283	—	—	165,128,283
Wrap contracts	—	—	54,788	54,788
Derivative assets	1,651,529	19,377,654	—	21,029,183
Marketable limited partnerships or corporations	—	2,075,152,357	1,289,559	2,076,441,916
Non-marketable limited partnerships	—	—	345,136,833	345,136,833
Investments of securities lending collateral [1]	—	304,276,887	—	304,276,887
Total assets measured at fair value	$1,850,958,557	$7,006,308,000	$653,934,853	$9,511,201,410

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

	Fair Value Measurements at Reporting Date Using Inputs Classified as
	Level 1	Level 2	Level 3	Total
Liabilities
Payable to brokers for securities purchased	$21,658,687	$—	$—	$21,658,687
Payable for investments purchased on a delayed-delivery basis	228,516,431	—	—	228,516,431
Payable to brokers for collateral on deposit	6,067,557	—	—	6,067,557
Derivative liabilities	3,253,382	21,623,235	—	24,876,617
Securities sold, not yet purchased	105,637,108	—	—	105,637,108
Payable for securities lending collateral	309,681,344	—	—	309,681,344
Total liabilities measured at fair value	$674,814,509	$21,623,235	$—	$696,437,744

1 The balances at December 31, 2012 and December 31, 2011 were related to cash collateral received in connection with the securities lending program, the majority of which was invested in money market funds. See Note 9, "Securities Lending", for further discussion on this program.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The table below provides a summary of each of the master trust investment accounts by the fair value inputs, excluding accrued interest and dividends, cash, and administrative fees, used in the measurement as of December 31, 2012.

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Total
Assets
Level 1	$618,222,981	$764,205,776	$1,248,394,081	$254,247,143	$—	$—	$20,537,569	$—	$345,784	$2,905,953,334
Level 2	1,116,601,598	551,926,904	922,749,489	213,756,570	622,154,314	5,576,021	2,131,147,355	380,225,731	1,111,754,859	7,055,892,841
Level 3	—	—	288,446,012	—	7,050,418	478,878,481	997,232	—	—	775,372,143
Total assets measured at fair value	$1,734,824,579	$1,316,132,680	$2,459,589,582	$468,003,713	$629,204,732	$484,454,502	$2,152,682,156	$380,225,731	$1,112,100,643	$10,737,218,318

Liabilities
Level 1	$3,469	$32,094,303	$470,765,725	$198,276,901	$—	$—	$—	$—	$8,238	$701,148,636
Level 2	—	4,173,479	13,460,042	—	—	—	—	—	—	17,633,521
Total liabilities measured at fair value	$3,469	$36,267,782	$484,225,767	$198,276,901	$—	$—	$—	$—	$8,238	$718,782,157

The table below provides a summary of each of the master trust investment accounts by the fair value inputs, excluding accrued interest and dividends, cash, and administrative fees, used in the measurement as of December 31, 2011. As a result of further analysis of the master trust financial instruments, approximately $20.6 million of collateralized debt obligations that were previously reported as Level 2 U.S. corporate bond investments at December 31, 2011 have been reclassified to Level 3 investments. This revision in the disclosed classification had no effect on the reported fair values of these instruments or on the Plan's financial statements.

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Total
Assets
Level 1	$483,405,183	$621,933,056	$499,412,189	$234,651,658	$—	$—	$11,041,676	$178,294	$336,501	$1,850,958,557
Level 2	929,350,192	596,953,018	1,571,260,659	134,316,785	583,611,902	3,263,537	1,858,725,808	385,501,100	943,324,999	7,006,308,000
Level 3	—	—	294,793,411	—	12,715,050	345,136,833	1,289,559	—	—	653,934,853
Total assets measured at fair value	$1,412,755,375	$1,218,886,074	$2,365,466,259	$368,968,443	$596,326,952	$348,400,370	$1,871,057,043	$385,679,394	$943,661,500	$9,511,201,410

Liabilities
Level 1	$—	$89,695,840	$454,070,846	$111,047,823	$—	$—	$—	$—	$20,000,000	$674,814,509
Level 2	—	378,342	21,244,893	—	—	—	—	—	—	21,623,235
Total liabilities measured at fair value	$—	$90,074,182	$475,315,739	$111,047,823	$—	$—	$—	$—	$20,000,000	$696,437,744

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The table below presents a reconciliation for the master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, using significant unobservable inputs (Level 3) for 2012:

	Fair Value Measurements Using Level 3
	Mortgage-Backed Securities	Collateralized Debt Obligations	Wrap Contracts	Marketable Limited Partnerships or Corporation	Non-Marketable Limited Partnership	Total Net Gains
Balance as of December 31, 2011	$80,304,428	$227,149,245	$54,788	$1,289,559	$345,136,833
Total gains (losses) (realized and unrealized)	12,228,943	22,187,661	45,376	(292,327)	41,634,967	$75,804,620
Purchases	40,237,186	70,434,516	—	—	132,107,230
Sales	(61,883,138)	(95,262,575)	—	—	(40,000,549)
Balance as of December 31, 2012	$70,887,419	$224,508,847	$100,164	$997,232	$478,878,481
The amount of total gains (losses) for the period included in changes in net assets attributable to the changes in unrealized gains (losses) related to assets and liabilities still held as of December 31, 2012	$5,022,515	$14,172,080	$45,376	$(292,327)	$41,634,967	$60,582,611

Changes in net assets are included in the master trust investment accounts' net investment income for the year ended December 31, 2012.

The master trust investment accounts did not have any assets or liabilities that are measured at fair value on a nonrecurring basis as of December 31, 2012 and 2011.
Fair Value Estimated Using Net Asset Value Per Share
The Plan and master trust investment accounts invest in funds that calculate net asset value per share and primarily consist of investments in funds where they co-invest with third-party investors. The investments consist of common collective trust funds, marketable limited partnerships or corporations, non-marketable limited partnership investments, and pooled separate accounts. The alternative investment funds are primarily closed-end funds, which are not eligible for redemption until a date in the future that currently cannot be determined. The liquidation of these investments is likely to occur at different times over the next 10 years.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following table presents the Plan’s and the master trust investment accounts’ fair values, future investment commitments, and redemption conditions for investments that calculate net asset value per share as the practical expedient as of December 31, 2012:

Type	Fair Value	Future Commitments	Redemption Frequency	Redemption Notice Period
Hedge funds (a), (b)	$2,131,667,642	NA	Monthly to annual	5 to 90 days
Commodities funds (c)	229,422,567	NA	Monthly	30 to 35 days
Alternative investment funds (d), (e), (f)	478,878,481	$437,747,477	NA	None
Fixed-income common collective trust funds (g)	675,868,896	NA	Daily	1 to 5 days
U.S. large cap equity common collective trust funds (h)	1,116,601,598	NA	Daily	1 to 3 days
U.S. small cap equity common collective trust funds (i)	8,324,737	NA	Daily	1 to 3 days
International equity common collective trust funds (j)	502,224,761	NA	Daily	1 to 5 days
Commodities common collective trust funds (k)	150,803,164	NA	Weekly	1 to 3 days
Emerging markets common collective trust funds (l)	1,111,754,859	NA	Daily	1 to 5 days
Pooled separate accounts (m)	92,191,129	NA	Daily	3 to 5 days
Total	$6,497,737,834	$437,747,477

The following table presents the Plan’s and the master trust investment accounts’ fair values, future investment commitments, and redemption conditions for funds that calculate net asset value per share as the practical expedient as of December 31, 2011. Certain amounts in the prior year have been reclassified to conform to the current year presentation.

Type	Fair Value	Future Commitments	Redemption Frequency	Redemption Notice Period
Hedge funds (a), (b)	$1,848,898,080	NA	Monthly to annual	5 to 90 days
Commodities funds (c)	227,543,836	NA	Monthly	30 to 35 days
Alternative investment funds (d), (e), (f)	345,136,833	$315,000,000	NA	None
Fixed-income common collective trust funds (g)	763,025,601	NA	Daily	1 to 5 days
U.S. large cap equity common collective trust funds (h)	929,069,553	NA	Daily	1 to 3 days
U.S. small cap equity common collective trust funds (i)	9,916,400	NA	Daily	1 to 3 days
International equity common collective trust funds (j)	471,591,711	NA	Daily	1 to 5 days
Commodities common collective trust funds (k)	157,770,769	NA	Weekly	1 to 3 days
Emerging markets common collective trust funds (l)	943,033,053	NA	Daily	1 to 5 days
Pooled separate accounts (m)	60,258,127	NA	Daily	3 to 5 days
Total	$5,756,243,963	$315,000,000

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

(a)
Includes absolute return hedge funds that typically take positions in primarily publicly traded securities and derivatives. The funds generally attempt to utilize trading strategies such as relative value, event driven, and directional. The relative value strategy seeks return by capitalizing on perceived mispricing of related securities or financial instruments, and generally avoids taking a directional bias with regard to price movement of securities and markets overall. Event-driven strategy focuses on identifying and analyzing securities that can benefit from the occurrence of an extraordinary transaction or event (e.g., restructurings, takeovers, mergers, spin-offs, bankruptcy). Directional strategy takes a bias based on the price movement of securities and markets. These funds typically will include global exposure, which includes emerging markets.

(b)
Includes long/short equity hedge funds that typically take both long and short positions in primarily publicly traded securities. Portfolios are built based on positive and negative views on equities. These funds typically will include global exposure, which includes emerging markets.

(c)
The commodities funds category seeks to match the Dow Jones-UBS Commodity Index, and the Standard & Poor's Goldman Sachs Commodity Index, which are composed of futures contracts on physical commodities.

(d)
Includes private real estate funds that seek out value added and opportunistic real estate investments in nonpublicly traded securities. These funds typically will include global exposure, which includes emerging markets.

(e)
Includes private energy and natural resource funds that seek out private investments in nonpublicly traded securities that focus on areas such as hydrocarbon reserves, infrastructure, timber, mining or minerals. These funds typically will include global exposure, which includes emerging markets.

(f)
Includes private equity and venture capital funds that seek out private investments in nonpublicly traded securities that include venture capital funding of exceptional growth potential enterprises, and special situations such as distressed, opportunistic, or secondary market positions. These funds typically will include global exposure, which includes emerging markets.

(g)
The fixed-income funds invest in short-term and long-term, high-quality government, mortgage, and corporate bonds. Some of the funds seek to replicate the performance of the Barclays Capital 1–3 Year Treasury Bond Index and Barclays Capital 1–3 Year Agency Bond Index over the long term.

(h)
The funds seek to match or exceed the performance of the Russell 1000 Index. The Russell 1000 Index focuses on the large- and mid-capitalization segment of the market, with approximately 90% coverage of U.S. stocks.

(i)	The funds seek to match or exceed the performance of the Russell 2000 Index, a free float-adjusted market capitalization index representing 2,000 small company stocks of U.S.- domiciled companies.
(j)	The funds seek to provide exposure to developed stocks outside the U.S., as represented by the MSCI All Country World Index, excluding the U.S.
(k)	The fund seeks to match the Dow Jones-USB Commodity Index, which is composed of futures contracts on physical commodities.
(l)
The funds seek to provide exposure to emerging market stocks outside the U.S., as represented by the MSCI EM Index, Lazard Emerging Markets Collective Trust Fund, and State Street Global Advisors EAFE Fund.

(m)
Pooled separate accounts include SA GICs. The initial crediting rate for SA GICs is set based on the market interest rates at the time that the initial asset is purchased and is guaranteed to have an interest crediting rate not less than 0%.

5. Investments

The Company's common stock is the only investment that represents 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2012 and 2011. See Note 7, "Party-in-Interest Transactions."

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

During the year ended December 31, 2012, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as follows:

Net realized and unrealized appreciation (depreciation) in fair value of investments:
Registered mutual funds	$130,771,474
Common collective trust funds	19,253,354
Company common stock	(55,249,931)
Net realized and unrealized appreciation in fair value of investments	$94,774,897

6. Investment Contracts

The Stable Value Fund holds investment contracts with insurance companies and banks to provide participants with a stable return on investment and protection of principal from changes in market interest rates. BNY Mellon has discretionary authority for the purchase and sale of investments in the Stable Value Fund, subject to the general investment policies of the IPC.
The traditional GICs crediting rate is based on the rate that is agreed to when the insurance company writes the contract and is generally fixed for the life of the contract. The initial crediting rate for the CDS GICs, the FMS GICs, and the PSA GICs is set based on the market interest rates at the time that the initial asset is purchased, and is guaranteed to have an interest crediting rate not less than 0%. The crediting rates for the CDS GICs, the FMS GICs, and the PSA GICs reset every quarter based on the book value of the contract, the market value of the underlying assets, and the average duration of the underlying assets. The crediting rate for the CDS GICs, the FMS GICs, and the PSA GICs aim at converging the book value of the contract and the market value of the underlying assets and, therefore, will be affected by interest rate and market changes.
Certain events may limit the ability of the Stable Value Fund to transact at the contract value with the issuers. Such events include the following:

•	Default of wrap provider

•	Default of an underlying bond issuer with material impact on the fund

•	Employer-initiated events that are within the control of the plan sponsor that would have a material and adverse impact on the fund

•	Employer communications designed to induce participants to transfer from the fund

•	Competing fund transfer or violation of equity wash or equivalent rules in place

•	Changes in qualification status of the employer or the plans participating in the fund

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

If any such event occurs, market value would likely be used in determining the payouts to the participants.
In general, issuers may terminate the contract and settle at other-than-contract value if there is a change in the qualification status of the employer or the Plan, if there is a breach of material obligations under the contract and misrepresentations by the contract holder, if the market and book values diverge dramatically, or if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines.
The FMS GICs, CDS GICs, VS GICs, and PSA GICs use wrap contracts to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Fund to match certain fixed-income fund objectives. Wrap contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of traditional GICs. The wrap contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at the contract value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant’s retirement, disability, or death, or participant-directed transfers in accordance with the terms of the Plan.
The investment contracts owned by the Stable Value Fund earned the following average yields:

	Year Ended December 31
	2012	2011

Earned by the Plan	1.96%	2.37%
Credited to participants	1.87	2.28

7. Party-In-Interest Transactions
Approximately 5% of the Plan’s net assets available for benefits are shares of the Company’s common stock (with fair values of $318,222,297 and $368,676,269 as of December 31, 2012 and 2011, respectively). Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2012, the Plan made purchases of the Company’s common stock of $22,046,369 and sales and distributions totaling $17,250,410.
8. Derivative Financial Instruments
The Plan, either directly or through the master trust investment accounts, invests in common collective trust funds, mutual funds, marketable limited partnerships or corporations, and non-marketable limited partnerships, which can purchase derivatives consistent with their offering documents and prospectuses. The Plan does not directly hold any derivatives that are designated as hedging instruments. For 2012 and 2011, the Plan purchased derivatives through its investment in the Global Bond Fund and the International Stock Fund.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The Global Bond Fund and the International Stock Fund consist of separately managed accounts. The investment managers of these accounts may use derivatives, consistent with the objective of the account, to hedge a portion of the investments to limit or minimize exposure to certain risks and to gain access to markets more efficiently. The investment managers do not employ leverage in the use of derivatives. The investment managers may also enter into master-netting arrangements with counterparties when possible to mitigate credit risk in derivative transactions. A master-netting arrangement may allow counterparties to settle at net value amounts owed to each other as a result of multiple, separate derivative transactions. For presentation in the net assets available for benefits of the master trust investment accounts, fair value amounts recognized for derivative instruments are not offset under master-netting arrangements. Collateral is secured against derivative instruments whenever deemed necessary. Cash collateral received is recorded as cash with a corresponding liability on the statement of net assets available for benefits of the applicable master trust investment account, and cash collateral paid is included with other receivables. Collateral received in the form of securities is not recorded as an asset or liability as the collateral cannot be repledged. Securities pledged as collateral continue to be recorded as assets on the statement of net assets available for benefits of the applicable master trust investment account. The Global Bond Fund had securities pledged as collateral for futures contracts and swap agreements totaling $5,822,074 and $5,281,500 as of December 31, 2012 and 2011, respectively. Following is a summary of the significant accounting policies associated with the use of derivatives by the Global Bond Fund and International Stock Fund.
Currency Forward Contracts
The Global Bond Fund and the International Stock Fund have investments that are denominated in foreign currencies and utilize currency forward contracts to hedge a portion of the currency exposure for these investments. Currency forward contracts are generally marked-to-market at the prevailing forward exchange rate of the underlying currencies, with the difference between contract value and market value recorded as unrealized appreciation (depreciation). When the currency forward contract is closed, the Global Bond Fund and the International Stock Fund transfer the unrealized appreciation (depreciation) to a realized gain (loss) equal to the change in the value of the currency forward contract from when it was opened to the value at the time it was closed. Sales and purchases of currency forward contracts having the same settlement date and broker are offset, and any gain (loss) is realized on that date. At the end of the year, open currency forward contracts are recorded as a derivative asset if the market value of the contract has appreciated or as a derivative liability if depreciated.
Certain risks may arise upon entering into a currency forward contract from the potential inability of counterparties to meet the terms of their contracts. The Global Bond Fund and the International Stock Fund seek to control this risk by evaluating the creditworthiness of potential counterparties and establishing credit limits. Additionally, when utilizing currency forward contracts, the Global Bond Fund and the International Stock Fund give up the opportunity to profit from favorable exchange rate movements during the term of the contract.
Futures Contracts

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

A futures contract is a contractual agreement to deliver or receive a commodity or financial instrument at a specific date in the future at an agreed-upon price. The Global Bond Fund uses fixed-income futures contracts to manage exposure to the market. Buying futures typically increases the exposure to the underlying instrument. Selling futures typically decreases the exposure to the underlying instrument held, or hedges the fair value of the other investments.
Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded. Upon entering into a futures contract, a deposit either in cash or securities in an amount (initial margin) equal to a certain percentage of the nominal value of the contract is required. Pursuant to the futures contract, there is an agreement to receive from, or to pay to, the broker an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments, known as “variation margin,” are generally settled daily and are included in the unrealized appreciation (depreciation) on futures contracts. Each separately managed account maintains its own variation margin accounts, and there is a separate variation margin account for each exchange used in the separately managed account. At the end of the year, the net amount of the variation margin accounts is recorded as a derivative asset if it has a positive balance or as a derivative liability if it has a negative balance.
Futures contracts involve, to varying degrees, credit and market risks. The futures contracts entered into are exchange-traded futures contracts where the broker acts as the clearinghouse for, and counterparty to, the transactions. Thus, credit risk on such transactions is mitigated by having an exchange that regulates margin requirements for futures contracts and capital requirements for clearinghouses, and by the ability of clearinghouses to net customer trades. The daily settlement process on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments, or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index, commodity, or security.
Swap Agreements
The Global Bond Fund enters into swap agreements to exchange or swap investment cash flows, assets, or market-linked returns at specified future intervals with counterparties. The Global Bond Fund has entered into interest rate and credit default swap agreements to manage its exposure to interest rates and credit risk. In connection with these agreements, securities may be identified as collateral in accordance with the terms of the respective swap agreements.
Swaps are marked-to-market daily based on quotations supplied by an exchange, a pricing service, or a major market maker (or dealer), and the change in value, if any, is recorded as unrealized appreciation (depreciation). Realized gain (loss) is recorded upon termination or maturity of the swap. At the end of the year, outstanding swaps with a positive fair value are recorded as a derivative asset, and those with a negative fair value are recorded as a derivative liability.
Entering into these agreements involves, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the statements of net assets available for benefits of the Global

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Bond Fund. Such risks involve the possibility that there will be no liquid market for these agreements, that the counterparty to the agreements may default on its obligation to perform or disagree as to the meaning of contractual terms in the agreements, and that there may be unfavorable changes in interest rates.
The Global Bond Fund has entered into various derivative transactions that are considered credit derivatives. The Global Bond Fund writes and purchases credit default swaps primarily through credit default swap indices, but may also do so on a single name or basket basis. The use of credit default swaps provides the Global Bond Fund with flexibility in adjusting the yield curve and credit characteristics of the portfolio. Credit default swaps can provide access to exposure that may not be available in the financial markets.
The following table contains the notional value of the Global Bond Fund’s written credit derivatives as of December 31, 2012 and 2011:

	Notional Value of Credit Default Swaps[1]
Maturity	2012	2011

0–5 years	$13,314,653	$13,332,627
5–10 years	2,100,000	2,100,000
10 years or greater	379,223	466,004
Total written credit derivatives[2]	$15,793,876	$15,898,631

[1] Credit spreads on the underlying notional values are less than 1,000 basis points. Credit spreads on the underlying notional value, together with the period of expiration, are indicators of payment/performance risk. The likelihood of payment or performance is greater as credit spreads on the underlying notional value and period of expiration increase.

[2] All credit default swaps written are investment-grade quality.

The maximum payouts for contracts are limited to the notional values of each derivative contract. Typical credit events include bankruptcy, failure to pay, debt restructuring, obligation default, and repudiation. The settlement terms of credit default swaps are determined when the credit default swap contract is written.
Options Contracts
The Global Bond Fund writes call and put options on futures, swaps (swaptions), securities, or currencies it owns or in which it may invest. Writing put options increases the Global Bond Fund’s exposure to the underlying instrument. Writing call options decreases the Global Bond Fund’s exposure to the underlying instrument. When the Global Bond Fund writes a call or put option, an amount equal to the premium received is recorded as a liability and subsequently marked-to-market to reflect the current value of the option written. These liabilities are reflected as derivative liabilities in the statements of net assets available for benefits for the Global Bond Fund. Premiums received from writing options that expire out of the money are treated as realized gains. Premiums received from writing options that are exercised or closed are added to the proceeds or offset against amounts

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

paid on the underlying future, swap, security, or currency transaction to determine the realized gain or loss. As a writer of an option, the Global Bond Fund has no control over whether the underlying future, swap, security, or currency may be sold (call) or purchased (put) and, as a result, bears the market risk of an unfavorable change in the price of the future, swap, security, or currency underlying the written option. There is a risk that the Global Bond Fund may not be able to enter into a closing transaction because of an illiquid market.
The Global Bond Fund also purchases put and call options. Purchasing call options increases the Global Bond Fund’s exposure to the underlying instrument. Purchasing put options decreases the Global Bond Fund’s exposure to the underlying instrument. The Global Bond Fund pays a premium that is included in the Global Bond Fund’s statements of net assets available for benefits as an investment which is subsequently marked-to-market to reflect the current value of the options. Premiums paid for purchasing options that expire out of the money are treated as realized losses. The risk associated with purchasing put and call options is limited to the premium paid. Premiums paid for purchasing options that are exercised or closed are added to the amounts paid or offset against the proceeds on the underlying future, swap, security, or currency transaction to determine the realized gain or loss.

At the end of the year, the total fair value of the open options is recorded as a derivative asset if the fair value is positive, or as a derivative liability if the fair value is negative.

Volume of Derivative Activity

Total gross notional amounts for outstanding derivatives (recorded at fair value) were as follows. Certain amounts the prior year have been reclassified to conform to the current year presentation.

	December 31, 2012		December 31, 2011
	Global Bond Fund	International Stock Fund	Global Bond Fund	International Stock Fund

Currency forward contracts	$363,386,524	$303,803,116	$529,054,441	$271,657,112
Financial futures	174,394,418	—	295,673,050	78,575,344
Interest rate swaps	287,060,298	—	958,603,365	—
Credit default swaps	175,007,840	—	195,932,152	—
Options on financial futures	73,970,563	—	173,666,700	—
Options on currency futures	17,907,911	—	1,796,000	—
Other	300,937	—	7,306,614	—
Total	$1,092,028,491	$303,803,116	$2,162,032,322	$350,232,456

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The gross notional amounts for currency forward contracts by currency were as follows:

	December 31, 2012		December 31, 2011
	Global Bond Fund	International Stock Fund	Global Bond Fund	International Stock Fund

Australian dollar	$56,096,674	$—	$55,155,553	$387,059
Brazilian real	18,280,871	—	4,956,804	28,218
British pound sterling	64,050,226	107,592,517	116,044,990	81,494,844
Canadian dollar	9,520,208	—	24,986,649	—
Chinese yuan	14,857,157	—	10,448,040	—
Czechoslovakian koruna	798,934	—	4,200,000	—
Danish krone	2,203,399	3,510,229	10,204,217	5,148,731
Euro	80,333,828	101,259,492	165,652,639	96,820,936
Hong Kong dollar	—	28,003	1,072,582	—
Hungarian forint	1,305,139	—	10,993,474	—
Indian rupee	—	—	2,301,656	—
Japanese yen	83,375,169	18,558,344	49,136,022	28,468,436
Malaysian ringgit	—	—	1,692,426	34,999
Mexican peso	1,137,123	8,682,111	5,571,893	—
New Zealand dollar	—	—	2,037,620	—
Norwegian krone	586,202	—	1,006,875	—
Polish zloty	848,099	—	6,050,478	—
South African rand	913,899	—	2,900,528	—
South Korean won	8,832,078	3,309,222	11,650,532	7,833,108
Swedish krona	15,569,848	30,926,167	34,101,060	30,460,973
Swiss franc	2,898,866	25,150,986	6,793,450	20,979,808
Taiwan dollar	1,778,804	4,786,045	2,096,953	—
Total	$363,386,524	$303,803,116	$529,054,441	$271,657,112

Credit-Risk-Related Contingent Features
None of the derivative instruments contain credit-risk-related contingent features. Credit ratings are not applicable to the Plan and the master trust investment accounts.
Fair Values of Derivative Instruments
None of the derivative instruments were designated as hedging instruments.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The fair values of the derivative instruments included in the statements of net assets available for benefits of the Global Bond Fund and the International Stock Fund as of December 31, 2012, were as follows:

	Global Bond Fund		International Stock Fund
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability

Currency forward contracts	$1,837,735	$8,166,842	$1,040,488	$4,173,479
Financial futures	325,827	66,761	—	—
Interest rate swaps	1,045,212	4,636,731	—	—
Credit default swaps	547,506	656,469	—	—
Options on financial futures	445,553	1,406,274	—	—
Options on currency futures	81,170	—	—	—
Other	300,937	—	—	—
Total	$4,583,940	$14,933,077	$1,040,488	$4,173,479

The fair values of the derivative instruments included in the statements of net assets available for benefits of the Global Bond Fund and the International Stock Fund as of December 31, 2011, were as follows. Certain amounts in the prior year have been reclassified to conform to the current year presentation.

	Global Bond Fund		International Stock Fund
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability

Currency forward contracts	$7,641,591	$6,816,883	$2,789,435	$378,342
Financial futures	233,995	2,002,981	—	507,192
Interest rate swaps	3,260,095	14,094,790	—	—
Credit default swaps	5,266,458	332,627	—	—
Options on financial futures	1,417,534	743,209	—	—
Options on currency futures	2,467	593	—	—
Other	417,608	—	—	—
Total	$18,239,748	$23,991,083	$2,789,435	$885,534

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

All derivative gains and/or losses were recorded as net realized and unrealized appreciation (depreciation) in the fair value of investments and related interest income was excluded. The effects of derivative instruments on the net realized and unrealized appreciation (depreciation) in the fair value of investments for the year ended December 31, 2012, were as follows:

	Global Bond Fund	International Stock Fund

Currency forward contracts	$(6,403,029)	$(14,922,134)
Financial futures	(4,267,594)	(819,735)
Interest rate swaps	(4,615,113)	—
Credit default swaps	(6,078,203)	—
Options on currency futures	(143,635)	—
Options on financial futures	(1,952,796)	—
Other	(72,640)	—
Total	$(23,533,010)	$(15,741,869)

9. Securities Lending
The Master Trust has securities lending agreements with State Street relating to the assets in the Global Bond Fund, the U.S. Small Cap Stock Fund, and the International Stock Fund, and a securities lending agreement with BlackRock Institutional Trust Company (BlackRock) relating to certain assets in the U.S. Small Cap Stock Fund. The master trust investment accounts are not restricted from lending securities to other qualified financial institutions, provided such loans are callable at any time and are at all times fully secured by cash, cash equivalents, or securities issued or guaranteed by the U.S. government or its agencies. The master trust investment accounts may bear the risk of delay in recovery of, or even of rights in, the securities loaned if the borrower of the securities fails financially. Consequently, loans of securities are only made to firms deemed to be creditworthy. The master trust investment accounts are also subject to investment risk in connection with investment of the collateral. The master trust investment accounts receive compensation for lending their securities, either in the form of fees or by retaining a portion of the return on the investment of any cash received as collateral.
Cash collateral is recorded as an asset with a corresponding liability on the statements of net assets available for benefits of the applicable master trust investment account. For lending agreements collateralized by securities, the collateral is not recorded as an asset or a liability, unless the collateral is repledged. All collateral received will be in an amount equal to at least 102% of the fair value of the U.S. loaned securities and 105% of the fair value of foreign loaned securities. It is intended that the collateral will be maintained at that level during the period of the loan. The fair value of the loaned securities is determined at the close of business, and any additional required collateral is delivered the next business day. The applicable master trust investment accounts do not have the right to sell or repledge securities pledged as collateral. During the loan period, the funds continue to retain the rights of ownership, including dividends and interest of the loaned securities.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following is a summary of the collateral held and the fair value of securities on loan for the applicable master trust investment accounts as of December 31, 2012:

	Cash Collateral	Securities Held as Collateral	Total Collateral	Fair Value of Loaned Securities

Global Bond Fund	$103,693,246	$134,685,985	$238,379,231	$233,560,006
U.S. Small Cap Stock Fund	197,096,964	—	197,096,964	192,665,280
International Stock Fund	30,813,413	552,388	31,365,801	30,358,334
Total	$331,603,623	$135,238,373	$466,841,996	$456,583,620

The following is a summary of the collateral held and the fair value of securities on loan for the applicable master trust investment accounts as of December 31, 2011:

	Cash Collateral	Securities Held as Collateral	Total Collateral	Fair Value of Loaned Securities

Global Bond Fund	$108,565,798	$76,228,393	$184,794,191	$181,220,783
U.S. Small Cap Stock Fund	108,630,421	—	108,630,421	105,671,571
International Stock Fund	87,080,668	—	87,080,668	84,069,732
Total	$304,276,887	$76,228,393	$380,505,280	$370,962,086
A gain was generated from securities lending arrangements totaling $2,042,055 for the year ended December 31, 2012. The gain was included in the net realized and unrealized appreciation (depreciation) in the fair value of investments in the summary of the net investment income in the asset class master trust investment accounts, as disclosed in Note 3, "Master Trust Investment Accounts."
State Street is the investment manager for the securities lending collateral pool. The investment policy statement requires that securities lending investments conform to the U.S. Securities and Exchange Commission's guidelines for money market funds.

10. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across multiple participant-directed fund elections. With the exception of the Intel Stock Fund, the investments within each participant-directed fund election are further diversified into varied financial instruments. The Intel Stock Fund invests in a single security, the trading value of which is used to determine the entire fair value of the investment. The Plan’s exposure to credit risk on the wrap contracts is limited to the fair value of the contracts with each counterparty. Collateral has been obtained and secured against investments whenever deemed necessary. The Plan has exposure to currency exchange rate risk on non-U.S.-dollar-denominated investments in debt and equity instruments, which is generally managed through offsetting derivative instruments to reduce foreign currency exposure.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

11. Income Tax Status
The Plan received a determination letter from the IRS dated February 7, 2006, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. A new application for a favorable determination letter was timely filed; however, a final letter has not yet been issued by the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.
12. Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.
13. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011

Net assets available for benefits per the financial statements	$5,931,239,128	$5,062,744,794
Amounts allocated to withdrawing participants	(669,230)	—
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	13,882,163	7,961,502
Net assets available for benefits per the Form 5500	$5,944,452,061	$5,070,706,296

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following is a reconciliation of net investment income from participation in the master trust investment accounts per the financial statements for the year ended December 31, 2012, to the Form 5500:

Net investment income from participation in master trust investment accounts per the financial statements	$345,561,090
Change in adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	5,920,661
Net investment income from master trust investment accounts per the Form 5500	$351,481,751

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2012, to the Form 5500:

Benefits paid to participants per the financial statements	$173,322,541
Add: amounts allocated to participants at December 31, 2012	669,230
Benefits paid to participants per the Form 5500	$173,991,771

Amounts allocated to participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2012, but not yet paid as of that date.

Supplemental Schedule

Intel 401(k) Savings Plan
EIN: 94-1672743 Plan Number: 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value
	Mutual funds:
	American Funds EuroPacific Growth Fund	2,912,681	shares	$119,798,546
	Dodge & Cox Stock Fund	775,236	shares	94,501,258
*	Fidelity Growth Company Fund	2,460,172	shares	229,730,799
*	Fidelity Low-Priced Stock Fund	5,286,085	shares	208,800,340
*	PIMCO Total Return Fund	18,944,617	shares	212,937,499
	Vanguard Institutional Index Fund	1,482,378	shares	193,494,860
	Total mutual funds			1,059,263,302

	Common collective trust funds:
*	State Street Bank and Trust Short Term Investment Fund	429,719	units	429,719
*	State Street Bank and Trust Government Short Term Investment Fund	13,235,360	units	13,235,360
*	BlackRock US Debt Index Fund F	180,268	units	5,022,280
*	BlackRock 2500 Index Fund	940,067	units	13,668,574
*	BlackRock ACWI EX US IMI Index Fund	550,284	units	5,398,279
*	BlackRock Emerging Markets Index Non-Lendable Fund F	355,533	units	6,822,595
	Lazard Emerging Markets Equity Collective Trust	5,906,840	units	102,070,200
	Total common collective trust funds			146,647,007

	Self-directed brokerage accounts	Various		516,042,886

	Common stock:
*	Intel Corporation	15,425,208	shares	318,222,297

*	Participant loans	Interest at 4.25% -10.5%,		79,894,430
		maturing through 2029
	Total investments			$2,120,069,922
Column (d) for cost has been omitted as investments are participant directed.
*Indicates a party in interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INTEL 401(k) SAVINGS PLAN
(Name of Plan)

Date: June 14, 2013	By: /s/ Stacy J. Smith

Stacy J. Smith
Executive Vice President, Chief Financial Officer